UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 4, 2018
Commission File Number:  1-13546

STMicroelectronics N.V.
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☒
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- __________
 Enclosure:  STMicroelectronics N.V.’s First Quarter ended March 31, 2018:
•	Operating and Financial Review and Prospects;
•
Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three months ended March 31, 2018; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three months ended March 31, 2018 and Notes thereto included elsewhere in this Form 6-K, and our annual report on Form 20-F for the year ended December 31, 2017 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on March 1, 2018 (the “Form 20-F”). The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20-F. We assume no obligation to update the forward-looking statements or such risk factors.
Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:
•	Critical Accounting Policies using Significant Estimates.
•
Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three months ended March 31, 2018 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the second quarter of 2018.

•	Other Developments in the first quarter of 2018.
•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three months ended March 31, 2018, as well as segment information.
•	Legal Proceedings.
•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•	Impact of Recently Issued U.S. Accounting Standards.
•	Backlog and Customers, discussing the level of backlog and sales to our key customers.
•	Disclosure Controls and Procedures.
•	Cautionary Note Regarding Forward-Looking Statements.

STMicroelectronics N.V. (“ST” or the “Company”) is a global semiconductor leader delivering intelligent and energy-efficient products and solutions that power the electronics at the heart of everyday life. ST’s products are found everywhere today, and together with our customers, we are enabling smarter driving and smarter factories, cities and homes, along with the next generation of mobile and Internet of Things devices. By getting more from technology to get more from life, ST stands for life.augmented.
Critical Accounting Policies Using Significant Estimates
There were no material changes in the first three months of 2018 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F except on the new guidance on revenue recognition and pensions detailed in Note 5 Recent Accounting Announcements. Prior periods have been restated following the implementation of the new guidance on pensions.
Fiscal Year
Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2018 ended on March 31, 2018. The second quarter will end on June 30, the third quarter will end on September 29 and the fourth quarter will end on December 31, 2018. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2017 and 2018.
	Q1	Q2	Q3	Q4
	Days
2017	91	91	91	92
2018	90	91	91	93

Business Overview
Our results of operations for each period were as follows:
	Three Months Ended			% Variation
	March 31, 2018	December 31, 2017	April 1, 2017	Sequential	Year-Over-Year
	(In millions, except per share amounts)
Net revenues	$2,226	$2,466	$1,821	(9.8)%	22.2%
Gross profit	888	1,003	686	(11.5)	29.3
Gross margin as percentage of net revenues	39.9%	40.7%	37.7%	-80bps	+220bps
Operating income (loss)	269	411	132	-	-
Net income (loss) attributable to parent company	239	308	108	-	-
Earnings per share (Diluted)	$0.26	$0.34	$0.12	-	-

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).
Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues decreased in the first quarter of 2018, on a sequential basis, by approximately 3% for the TAM and 2% for the SAM, to reach approximately $111 billion and $45 billion, respectively. On a year-over-year basis, the TAM increased by approximately 20% while the SAM increased by approximately 10%.
First quarter 2018 revenues amounted to $2,226 million, decreasing sequentially by 9.8%, 20 basis points better than the midpoint of our released guidance. On a sequential basis, Microcontrollers and Digital ICs Group (MDG) revenues increased 1.3% and Automotive and Discrete Group (ADG) revenues decreased 0.5% reflecting better than seasonal performance for Smart Driving and Internet of Things applications. Analog, MEMS and Sensors Group (AMS) revenues decreased by 27.4% principally reflecting the negative impact of smartphone applications on our Imaging business.

On a year-over-year basis, first quarter net revenues increased 22.2% with all product groups delivering double-digits revenue growth. Specifically, Microcontrollers and Digital ICs Group (MDG) revenues were up 26.6% largely driven by a strong expansion of microcontroller sales; Analog, MEMS and Sensors Group (AMS) revenues increased 26.5% on sharply higher Imaging sales, as well as growth in Analog and MEMS; and Automotive and Discrete Group (ADG) revenues were higher by 15.4% on double-digit growth for both Automotive and Power Discrete products.
Our revenue performance was above our served market (SAM) on a year-over-year basis and below our SAM on a sequential basis.
Our effective average exchange rate for the first quarter of 2018 was $1.18 for €1.00 compared to $1.15 for €1.00 in the fourth quarter of 2017 and $1.08 for €1.00 in the first quarter of 2017. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.
Our first quarter gross profit was $888 million and gross margin was 39.9%, 40 basis points above the midpoint of our guidance. On a sequential basis, gross margin decreased 80 basis points mainly due to normal price pressure, negative currency effects, net of hedging, as well as some one time negative impact specific to the quarter, partially offset by improved product mix and increased manufacturing efficiency. Gross margin increased 220 basis points year-over-year largely driven by improved manufacturing efficiency and better product mix partially offset mainly by normal price pressure as well as negative currency effects, net of hedging.
Our aggregated selling, general and administrative (SG&A) and research and development (R&D) costs amounted to $614 million, increasing compared to $590 million and $566 million in the prior and year-ago quarter, respectively. On a sequential basis, operating expenses increased, mainly due to unfavorable currency effects, net of hedging, increased R&D activities and decreased level of R&D tax credits. On a year-over-year basis, operating expenses increased due to the unfavorable currency effects, net of hedging, and increased labor cost, including variable and share based compensation.
Other income and expenses, net, amounted to $16 million, decreasing from $18 million in the previous quarter and from $17 million in the year-ago quarter, mainly impacted by lower R&D funding, partially offset in the quarter by the gain from the sale of our minority stake in a non-strategic participation.
Impairment, restructuring charges and other related closure costs in the first quarter of 2018 were $21 million, compared to $20 million and $5 million in the prior and year-ago quarters, respectively, related to the substantially completed set-top box restructuring plan announced in January 2016.
In the first quarter of 2018, our operating income was $269 million, equivalent to 12.1% of net revenues, compared to $411 million in the fourth quarter of 2017 (16.7% of revenues), and to $132 million (7.3% of net revenues) in the year-ago quarter. Excluding restructuring and impairment charges, the first quarter of 2018 operating income was $290 million, equivalent to 13.0% of net revenues, compared to $431 million, equivalent to 17.5% of net revenues in the prior quarter and to $137 million, equivalent to 7.5% of net revenues in the year-ago period. Sequentially, the decrease of our operating results was mainly due to lower revenues, lower gross margin and higher R&D expenses. On a year-over-year basis, operating income before impairment and restructuring charges improved by $153 million reflecting higher revenues, manufacturing efficiencies and improved product mix.
Our net cash from operating activities was $455 million and net cash used in investing activities, excluding the investment in short-term deposits of $14 million, was $360 million, allowing us to generate a positive free cash flow (non U.S GAAP measure) of $95 million for the first quarter of 2018. In the period, our net cash variation, including the net cash used in financing activities, comprised of the dividend payment of $54 million, was positive $32 million.
Based upon the expected mix of our product groups, we anticipate second quarter revenues to increase sequentially by about 1.5%, plus or minus 3.5 percentage points and gross margin to improve to about 40.0%, plus or minus 2.0 percentage points.
Despite the weak demand we are experiencing for smartphones in the first half of 2018, we anticipate second quarter and first half revenues to grow year-over-year about 17.5% and 19.8%, respectively, at the mid-point of the guidance range. This will be driven by the continued better than seasonal sales trends in Automotive, Industrial and Internet of Things applications. For the second half of the year, we see healthy demand, with a strong backlog across all our product groups, end markets, including smartphones, and regions.

This outlook is based on an assumed effective currency exchange rate of approximately $1.21 = €1.00 for the 2018 second quarter and includes the impact of existing hedging contracts. The second quarter will close on June 30, 2018.
These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in “Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.
Other Developments in the First Quarter of 2018
On January 25, we announced Carlo Bozotti’s Succession Plan; Deputy CEO Jean-Marc Chery will be proposed as the Sole Member of the Managing Board at the 2018 Annual General Meeting of Shareholders and to become the next President & CEO; A newly-formed Executive Committee will become effective upon shareholder approval of Mr. Chery’s appointment. In addition, Carlo Ferro, Chief Financial Officer and President Finance, Legal, Infrastructure and Services, informed the Company about his intention to step down from his position at the same time as ST President and CEO Carlo Bozotti’s retirement, which will be effective at the conclusion of the Annual General Shareholders’ meeting, to pursue other personal opportunities. Mr. Ferro will remain President of ST’s Italian affiliate until the end of 2018.

On February 5, we were recognized as among the world’s most innovative companies in being named a “2018 Thomson Reuters Top 100 Global Technology Leader”.

On March 27, we announced the main resolutions to be submitted for adoption at the Company’s Annual General Meeting of Shareholders which will be held in Amsterdam, the Netherlands, on May 31, 2018. The main resolutions, proposed by the Supervisory Board, include:

•
The adoption of the Company’s Statutory Annual Accounts for the year ended December 31, 2017, prepared in accordance with International Financial Reporting Standards (IFRS) and filed with the Netherlands Authority for the Financial Markets (AFM) on March 27, 2018;

•
The distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019 to shareholders of record in the month of each quarterly payment;

•	The appointment of Mr. Jean-Marc Chery as sole member of the Managing Board for a three-year term expiring at the 2021 Annual General Meeting of Shareholders;
•	The reappointment of Mr. Nicolas Dufourcq, as member of the Supervisory Board, for a three-year term expiring at the 2021 Annual General Meeting of Shareholders;
•	The reappointment of Ms. Martine Verluyten, as member of the Supervisory Board, for a one-year term expiring at the 2019 Annual General Meeting of Shareholders;
•	The approval of the stock-based portion of the compensation of the President and CEO;
•	The authorization to the Managing Board, until the conclusion of the 2019 Annual General Meeting of Shareholders, to repurchase shares, subject to the approval of the Supervisory Board; and
•
The delegation to the Supervisory Board of the authority to issue new common and preference shares, to grant rights to subscribe for such shares and to limit and/or exclude existing shareholders’ pre-emptive rights on common shares until the conclusion of the 2019 Annual General Meeting of Shareholders.

Results of Operations
Segment Information
We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full-custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which include the production and sale of both silicon chips and Smartcards.
Our reportable segments are as follows:
•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.
•
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, as well as the Imaging Products division (including the sensors and modules from our Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.
“Others” includes items such as unused capacity charges, impairment, restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.
For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.
Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

First Quarter 2018 vs. Fourth Quarter 2017 and First Quarter 2017
The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:
	Three Months Ended
	March 31, 2018		December 31, 2017		April 1, 2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,214	99.5%	$2,457	99.6%	$1,818	99.8%
Other revenues	12	0.5	9	0.4	3	0.2
Net revenues	2,226	100.0	2,466	100.0	1,821	100.0
Cost of sales	(1,338)	(60.1)	(1,463)	(59.3)	(1,135)	(62.3)
Gross profit	888	39.9	1,003	40.7	686	37.7
Selling, general and administrative	(265)	(11.9)	(264)	(10.7)	(234)	(12.8)
Research and development	(349)	(15.7)	(326)	(13.2)	(332)	(18.2)
Other income and expenses, net	16	0.7	18	0.7	17	0.9
Impairment, restructuring charges and other related closure costs	(21)	(0.9)	(20)	(0.8)	(5)	(0.3)
Operating income (loss)	269	12.1	411	16.7	132	7.3
Interest expense, net	(3)	(0.2)	(6)	(0.3)	(4)	(0.3)
Other components of pension benefit costs	(3)	(0.1)	(3)	(0.1)	(3)	(0.2)
Loss on financial instruments, net	-	-	(11)	(0.4)	-	-
Income (loss) before income taxes and noncontrolling interest	263	11.8	391	15.9	125	6.8
Income tax benefit (expense)	(22)	(1.0)	(81)	(3.3)	(16)	(0.8)
Net income (loss)	241	10.8	310	12.6	109	6.0
Net loss (income) attributable to noncontrolling interest	(2)	(0.1)	(2)	(0.1)	(1)	(0.1)
Net income (loss) attributable to parent company	$239	10.7%	$308	12.5%	$108	5.9%

Net revenues
	Three Months Ended			% Variation
	March 31, 2018	December 31, 2017	April 1, 2017	Sequential	Year-Over-Year
	(In millions)
Net sales	$2,214	$2,457	$1,818	(9.9)%	21.8%
Other revenues	12	9	3	27.0	258.2
Net revenues	$2,226	$2,466	$1,821	(9.8)%	22.2%

Our first quarter 2018 net revenues decreased sequentially by 9.8%, 20 basis points better than the mid-point of our guidance. The sequential decrease resulted from a decrease in volume of approximately 12%, partially offset by an increase of approximately 2% in average selling prices, which was driven by improved product mix, partially offset by pure pricing effect.
On a year-over-year basis, our net revenues increased by 22.2% as a result of an approximate 9% increase in volumes and an approximate 13% increase in average selling prices, entirely due to the product mix, partially offset by price pressure.

Net revenues by product group
	Three Months Ended			% Variation
	March 31, 2018	December 31, 2017	April 1, 2017	Sequential	Year-Over-Year
	(In millions)
Automotive and Discrete Group (ADG)	$817	$821	$708	(0.5)%	15.4%
Analog, MEMS and Sensors Group (AMS) (1)	655	902	518	(27.4)	26.5
Microcontrollers and Digital ICs Group (MDG)	750	740	593	1.3	26.6
Others	4	3	2	-	-
Total consolidated net revenues	$2,226	$2,466	$1,821	(9.8)%	22.2%

(1)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.
On a sequential basis, ADG revenues decreased 0.5%, reflecting better than seasonal performance, with a small decrease in Power Discrete partially offset by slight growth in Automotive. The decrease in ADG revenues is driven by lower volumes of about 13%, almost entirely compensated by an increase in average selling prices, entirely driven by a better product mix. AMS revenues decreased 27.4% sequentially, reflecting the negative impact of smartphone applications on our Imaging business, while Analog and MEMS posted better than seasonal performance with lower quarter to quarter sales declines. The decrease in AMS revenues was due to a 19% decrease in average selling prices, mainly due to a less favorable product mix, and a decrease of about 8% in volumes. MDG revenues increased 1.3% with higher average selling prices of about 14%, entirely due to a more favorable product mix, partially compensated by lower volumes of approximately 13%.
On a year-over-year basis, first quarter net revenues increased by 22.2% with all product groups delivering double-digit revenue growth. ADG revenues increased 15.4% compared to the year-ago period, reflecting double-digit growth in both Automotive and Power Discrete products. The increase was due to higher volumes of about 7% and higher average selling prices, driven by a more favorable product mix. AMS revenues increased 26.5% compared to the year-ago period driven by sharply higher sales in Imaging as well as growth in Analog and MEMS combined. The increase was due to higher volumes of about 11% and improved product mix resulting in higher average selling prices of about 15%. MDG revenues increased 26.6%, largely driven by a strong expansion of microcontroller sales. The increase in MDG revenues is supported by higher volumes of about 8% and by higher average selling prices of approximately 19%, entirely due to a better product mix.
Net Revenues by Market Channel (1)
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017

OEM	63%	68%	66%
Distribution	37	32	34
Total	100%	100%	100%

____________
(1)
Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our first quarter revenues in Distribution amounted to 37% of our total revenues, increasing from 32% in the prior quarter and from 34% in the prior-year quarter.

Net Revenues by Location of Shipment (1)
	Three Months Ended			% Variation
	March 31, 2018	December 31, 2017	April 1, 2017	Sequential	Year-Over-Year
	(In millions)
EMEA	$613	$565	$501	8.4%	22.4%
Americas	293	288	260	1.8	12.7%
Asia Pacific	1,320	1,613	1,060	(18.2)	24.5%
Total	$2,226	$2,466	$1,821	(9.8)%	22.2%

(1)
Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, Asia Pacific revenues decreased by 18.2%, mainly due to lower sales in Imaging and, to a lower extent, in Analog and Microcontrollers. EMEA and Americas revenues grew by 8.4% and 1.8%, respectively, with revenues increasing in almost all segments. On a year-over-year basis, all regions experienced a double-digit revenues increase, with Asia Pacific and EMEA revenues up by 24.5% and 22.4%, respectively, with all product groups contributing to the increase. The Americas revenues grew 12.7% driven by ADG and AMS.
Gross profit
	Three Months Ended			Variation
	March 31, 2018	December 31, 2017	April 1, 2017	Sequential	Year-Over-Year
	(In millions)
Cost of sales	$(1,338)	$(1,463)	$(1,135)	8.6%	(17.9)%
Gross profit	$888	$1,003	$686	(11.5)%	29.3%
Gross margin (as percentage of net revenues)	39.9%	40.7%	37.7%	-80 bps	+220 bps

In the first quarter of 2018, gross margin was 39.9%, 40 basis points above the mid-point of our guidance thanks to a more favorable product mix. Sequentially, gross margin decreased by 80 basis points, mainly due to normal price pressure, negative currency effects, net of hedging, as well as some one time negative impact specific to the quarter, partially offset by improved product mix and increased manufacturing efficiency.
On a year-over-year basis, gross margin increased by 220 basis points, largely driven by improved manufacturing efficiency and better product mix partially offset by normal price pressure and negative currency effects, net of hedging.
In the quarter, unused capacity charges on our front-end manufacturing facilities were substantially negligible, amounting to less than $1 million.
Operating expenses
	Three Months Ended			Variation
	March 31, 2018	December 31, 2017	April 1, 2017	Sequential	Year-Over-Year
	(In millions)
Selling, general and administrative expenses	$(265)	$(264)	$(234)	(0.1)%	(13.3)%
Research and development expenses	(349)	(326)	(332)	(7.3)	(5.1)
Total operating expenses	$(614)	$(590)	$(566)	(4.1)%	(8.5)%
As percentage of net revenues	(27.6)%	(23.9)%	(31.1)%	-370 bps	+350 bps

First quarter 2018 operating expenses increased sequentially due to unfavorable currency effects, net of hedging, increased R&D activities and decreased level of R&D tax credits. On a year-over-year basis, operating expenses increased due to the unfavorable currency effects, net of hedging, and increased labor cost, including variable and share based compensation.

As a percentage of revenues, our operating expenses amounted to 27.6%, increasing sequentially mainly due to lower revenues and decreasing on a year-over-year basis, mainly due to higher revenues, partially compensated by higher operating expenses.
R&D expenses were net of research tax credits in France and Italy, which amounted to $33 million in the first quarter of 2018, compared to $41 million and $23 million in the prior and year-ago quarters, respectively.
Other income and expenses, net
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Research and development funding	$11	$20	$16
Phase-out and start-up costs	-	(1)	-
Exchange gain (loss), net	2	-	1
Patent costs	(3)	(3)	-
Gain on sale of businesses and non-current assets	6	1	1
Other, net	-	1	(1)
Other income and expenses, net	$16	$18	$17
As percentage of net revenues	0.7%	0.7%	0.9%

In the first quarter of 2018, we recognized other income, net of $16 million, decreasing sequentially and on a year-over-year basis, mainly due to lower income from R&D funding, partially compensated by the gain from the sale of our minority stake in a non-strategic participation.
Further, R&D funding received in the year ended December 31, 2017 and in the first quarter of 2018 from the Nano2017 program with the French government is subject to a financial return in the year 2024 and depends on the future cumulative sales of a certain product technology from 2018 to 2023. As such, the criteria for granting income recognition were not met and an accrual amounting to $43 million was posted as of March 31, 2018 compared to $33 million as of December 31, 2017.

Impairment, restructuring charges and other related closure costs
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Impairment, restructuring charges and other related closure costs	$(21)	$(20)	$(5)

In the first quarter of 2018, we recorded $21 million of impairment, restructuring charges and other related closure costs, entirely related to the substantially completed set-top box plan.
In the fourth quarter of 2017, we recorded $20 million of impairment, restructuring charges and other related closure costs, consisting of:  (i) $15 million of net restructuring charges related to the set-top box plan; (ii) $2 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; (iii) $3 million charge relating to the change in estimate of the existing unused lease provision.
In the first quarter of 2017, we recorded $5 million of impairment, restructuring charges and other related closure costs, consisting of: (i) $8 million of restructuring charges related to the set-top box plan; (ii) $2 million of restructuring charges related to the restructuring plan in Bouskoura, Morocco; and (iii) $5 million reversal on provisions related to previously announced restructuring plans, mainly the EPS restructuring plan, for which accrued provisions were not fully used at completion of the plan.
Operating income (loss)
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Operating income (loss)	$269	$411	$132
In percentage of net revenues	12.1%	16.7%	7.3%

First quarter of 2018 operating income was $269 million, compared to an operating income of $411 million and $132 million in the prior and year-ago quarter, respectively. Sequentially, the decrease of our operating results was mainly due to lower revenues, lower gross margin and higher R&D expenses. Compared to the year-ago period, the increase of our operating results was mainly due to higher revenues and better gross margin, partially offset by higher operating expenses and higher restructuring charges.
Operating income (loss) by product group (1)
	Three Months Ended
	March 31, 2018		December 31, 2017		April 1, 2017
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$90	11.0%	$102	12.4%	$39	5.5%
Analog, MEMS and Sensors Group (AMS)	64	9.8	187	20.8	39	7.6
Microcontrollers and Digital ICs Group (MDG)	146	19.5	146	19.7	61	10.3
Total operating income of product segments	300	13.5	435	17.6	139	7.6
Others(2)	(31)	-	(24)	-	(7)	-
Total operating income (loss)	$269	12.1%	$411	16.7%	$132	7.3%
____________
(1)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(2)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

In the first quarter of 2018, ADG’s operating income decreased sequentially from $102 million in the fourth quarter of 2017 to $90 million as a combination of lower revenues and higher level of R&D expenses. Both Automotive and Power Discrete contributed to the decrease. AMS posted an operating profit of $64 million, decreasing by $123 million compared to the prior quarter principally reflecting the negative impact of smartphone applications on our Imaging business. MDG’s operating income was $146 million, stable compared to the prior quarter.
Compared to a year ago, all groups improved their operating results due to higher revenues and improved gross margin. ADG’s operating profit improved by $51 million doubling operating margin from 5.5% to 11.0%. Both Automotive and Power Discrete contributed to the progression. AMS’s operating income improved to $64 million compared to $39 million in the prior-year quarter, as a result of strong expansion of our MEMS business operating performance, as well as improvement in Analog, partially offset by unfavorable seasonal effects of smartphone sales on our Imaging business. MDG’s operating income increased by $85 million mainly due to improved results in Microcontrollers and to a lesser extent in Digital that moved from breakeven to solid profit.
Reconciliation to consolidated operating income (loss)
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Total operating income of segments	$300	$435	$139
Impairment, restructuring charges and other related closure costs	(21)	(20)	(5)
Unallocated manufacturing results	2	1	1
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(5)	(3)
Total operating loss Others	(31)	(24)	(7)
Total consolidated operating income (loss)	$269	$411	$132
 ____________
(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Operating income before impairment and restructuring charges (non-U.S. GAAP measure)
Operating income before impairment and restructuring charges, which is a non-U.S. GAAP measure, is defined as (i) operating income plus (ii) impairment and restructuring charges. We believe operating income before impairment and restructuring charges, a non-U.S. GAAP measure, provides useful information for investors and management because it presents our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. Our definition of operating income before impairment and restructuring charges may differ from definitions used by other companies. Operating income before impairment and restructuring charges is determined from our Consolidated Statements of Income as follows:

	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Operating income	$269	$411	$132
Impairment, restructuring charges and other related closure costs	21	20	5
Operating income before impairment and restructuring charges (non-U.S. GAAP measure)	$290	$431	$137
As percentage of net revenues	13.0%	17.5%	7.5%

Interest expense, net
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Interest expense, net	$(3)	$(6)	$(4)

In the first quarter of 2018, we recorded a net interest expense of $3 million, decreasing sequentially and on a year-over-year basis, composed of interest expense on our borrowings and banking fees for $13 million, partially balanced by $10 million of interest income.
Interest expense recorded in the first quarter of 2018 included a $9 million charge, mainly non-cash, entirely related to the senior unsecured convertible bonds issued on July 3, 2017.
Loss on financial instruments, net
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Loss on financial instruments, net	-	$(11)	-

In the fourth quarter of 2017, we recognized an $11 million loss on financial instruments due to the net share settlement of the tranche B of the senior unsecured convertible bonds issued in 2014.
Income tax benefit (expense)
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Income tax benefit (expense)	$(22)	$(81)	$(16)

During the first quarter of 2018, we registered an income tax expense of $22 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first three months of 2018 consolidated result before taxes. In addition, our income tax included a tax benefit from provisions on the estimated impact of potential tax positions in light of favorable conclusion of certain positions that have been considered uncertain.

During the fourth quarter of 2017, we recorded an income tax expense of $81 million, reflecting actual tax charges and benefits in each jurisdiction as well as the true-up of tax provisions based upon the most updated visibility on open tax matters in several jurisdictions. The fourth quarter 2017 charge reflected the impact on deferred taxes of the reduction of corporate tax rate from 35% to 21% enacted with the U.S. tax reform in December 2017, amounting to $46 million, and the impact on deferred tax assets of an enacted progressive decrease in corporate tax rate from 34.4% in 2017 to 25% in 2022 in France.
In the first quarter of 2017, we registered an income tax expense of $16 million.

Net income (loss) attributable to parent company
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Net income (loss) attributable to parent company	$239	$308	$108
As percentage of net revenues	10.7%	12.5%	5.9%

For the first quarter of 2018, we reported a net income attributable to parent company of $239 million, compared to $308 million in the prior quarter and $108 million in the year-ago quarter. The first quarter of 2018 net income represented diluted earnings per share of $0.26 compared to $0.34 in the prior quarter and $0.12 in the prior-year quarter.
We also present Adjusted Diluted Earnings per Share, which is a non U.S. GAAP measure. Adjusted Diluted Earnings per Share is used to help management and investors understand our operations and to highlight the impact of excluded items like impairment, restructuring charges and other related closure costs and other one-time items, net of the estimated relevant tax impact. We believe Adjusted Diluted Earnings per Share provides useful information for management and investors because it measures our capacity to generate profits from our business operations, excluding the expenses related to the rationalizing of our activities and sites that we do not consider to be part of our on-going operating results, thereby offering, when read in conjunction with our U.S. GAAP financials, (i) the ability to make more meaningful period-to-period comparisons of our on-going operating results, (ii) the ability to better identify trends in our business and perform related trend analysis, and (iii) an easier way to compare our results of operations against investor and analyst financial models and valuations, which usually exclude these items. In addition, our definition of Adjusted Diluted Earnings per Share may differ from definitions used by other companies and therefore comparability may be limited. Therefore, when assessing the Company’s operating performance, investors should not consider this data in isolation, or as a substitute for the Company’s net income, operating income, earnings per share or any other operating performance measure that is calculated in accordance with U.S. GAAP.
Adjusted Diluted Earnings per Share (non U.S. GAAP measure) are determined as follows:
	Three Months Ended
	March 31, 2018	December 31, 2017	April 1, 2017
	(In million, except U.S. dollars per share and shares outstanding)
Net income (loss) attributable to parent company	$239	$308	$108
Impairment, restructuring and other related closure costs and one-time charges effect, net of tax	18	19	4
Convertible debt interest, net of tax	-	-	6
Adjusted net income attributable to parent company	$257	$327	$118

Weighted average shares outstanding	914,719,648	910,165,397	973,899,715

Adjusted Diluted Earnings per Share (non U.S. GAAP measure)	$0.28	$0.36	$0.12

Legal Proceedings
For a discussion of legal proceedings, see Note 25 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.
Impact of Changes in Exchange Rates
Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.
As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products (primarily certain of our products sold in Europe) are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the dollar weakens or to decrease when the U.S. dollar strengthens.
Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we account for as cash flow hedging contracts. We use two different types of hedging contracts: forward and options (including collars).
Our Interim Consolidated Statements of Income for the three months ended March 31, 2018 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective exchange rate was $1.18 for €1.00 in the first quarter of 2018 compared to $1.15 for €1.00 in the fourth quarter of 2017 and $1.08 for €1.00 in the first quarter of 2017. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.
The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of March 31, 2018, the outstanding hedged amounts were €671 million to cover manufacturing costs and €439 million to cover operating expenses, both at an average exchange rate of about $1.23 for €1.00 (considering the collars at upper strike), maturing over the period from April 4, 2018 to January 30, 2019. As of March 31, 2018, measured with respect to the exchange rate at period closing of about $1.23 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit before tax of approximately $31 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit before tax of approximately $43 million at December 31, 2017.
We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of March 31, 2018, the outstanding hedged amounts were SGD 131 million at an average exchange rate of about SGD 1.34 to $1.00 maturing over the period from April 5, 2018 to February 28, 2019. As of March 31, 2018, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred profit before tax of approximately $2 million, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred profit before tax of approximately $2 million before tax at December 31, 2017.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the first quarter of 2018, as a result of our cash flow hedging, we recorded a net gain of $34 million consisting of a gain of about $22 million to costs of goods sold, $10 million to research and development and $2 million to selling, general and administrative expenses, while in the comparable quarter in 2017, we recorded a net loss of $17 million.
In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into forward foreign currency exchange contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we account for as fair value instruments. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the first quarter of 2018.
The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At March 31, 2018, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.
For a more detailed discussion, see Item 3. “Key Information — Risk Factors — Risks Related to Our Operations” in our Form 20-F, which may be updated from time to time in our public filings.
Impact of Changes in Interest Rates
Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents and marketable securities, as well as the total interest expense paid on our financial debt.
Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents and marketable securities investments and interest expense paid on our financial liabilities, non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.
At March 31, 2018, our total financial resources, including cash and cash equivalents and marketable securities generated an average interest income yearly rate of 1.79%. At the same date, the average interest yearly rate on our outstanding debt was 2.77% including the non-cash effective interest of the convertible bonds, while the average cash interest yearly rate was only 0.47%.

Impact of Changes in Equity Prices
As of March 31, 2018, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, we hold equity participations whose carrying value could be reduced due to further losses or impairment charges of our equity-method investments. See Note 19 to our Consolidated Financial Statements.

Liquidity and Capital Resources
Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least a single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.
Cash flow
We maintain a significant cash position and a low debt-to-equity ratio, which provide us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.
During the first three months of 2018, our net cash increased by $32 million, due to the net cash from operating activities and net cash used in financing activities exceeding the net cash used in investing activities.
The components of our cash flow for the comparable periods are set forth below:
	Three Months Ended
	March 31, 2018	April 1, 2017
	(In millions)
Net cash from operating activities	$455	$289
Net cash used in investing activities	(374)	(227)
Net cash used in financing activities	(54)	(53)
Effect of changes in exchange rates	5	3
Net cash increase (decrease)	$32	$12

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income (loss) adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first three months of 2018 was $455 million, increasing compared to $289 million in the prior-year period mainly due to higher net income.
Net cash used in investing activities. Investing activities used $374 million of cash in the first three months of 2018, increasing compared to $227 million in the prior-year period. Payments for purchase of tangible assets, net of proceeds, totaled $351 million, compared to $219 million registered in the prior-year period.
Net cash used in financing activities. Net cash used in financing activities was $54 million for the first three months of 2018, compared to $53 million used for the first three months of 2017 and consisted of dividends paid to stockholders.
Free Cash Flow (non U.S. GAAP measure).
We also present Free Cash Flow, which is a non U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchases (and proceeds from the sale) of marketable securities, investment in short-term deposits and restricted cash. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and cash paid for business acquisitions. We believe Free Cash Flow, a non U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the total cash flow and the net cash increase (decrease) by including the payment for purchases (and proceeds from the sale) of marketable securities, the net cash from (used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended
	March 31, 2018	April 1, 2017
	(In millions)
Net cash from operating activities	$455	$289
Net cash used in investing activities	(374)	(227)
Excluding:
Payment for purchase and proceeds from sale of marketable securities, investment in short-term deposits and restricted cash	14	-
Payment for purchase and proceeds from sale of tangible and intangible assets (1)	(360)	(227)
Free Cash Flow (non U.S. GAAP measure)	$95	$62

(1)
Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received in sale of businesses, payment for business acquisition, net of cash and cash equivalents acquired.

Free Cash Flow increased by 53% from $62 million in the year-ago quarter to $95 million. In the last twelve months, free cash flow was $372 million, well exceeding the level of our distributed dividend
Net Financial Position (non U.S. GAAP measure).
Our Net Financial Position represents the difference between our total financial resources and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:
	As at
	March 31, 2018	December 31, 2017	April 1, 2017
	(In millions)
Cash and cash equivalents	$1,791	$1,759	$1,641
Short-term deposits	14	-	-
Marketable securities	429	431	335
Total financial resources	2,234	2,190	1,976
Short-term debt	(119)	(118)	(117)
Long-term debt	(1,593)	(1,583)	(1,341)
Total financial debt	(1,712)	(1,701)	(1,458)
Net Financial Position	$522	$489	$518

Our Net Financial Position as of March 31, 2018 was a net cash position of $522 million, increasing compared to the net financial position of $489 million at December 31, 2017.
Cash and cash equivalents amounted to $1,791 million as at March 31, 2018.
Marketable securities amounted to $429 million as at March 31, 2018, and consisted of U.S. Treasury Bills and U.S. Treasury Bonds available for sale.
Financial debt was $1,712 million as at March 31, 2018, composed of: (i) $119 million of current portion of long-term debt and (ii) $1,593 million long-term debt. The breakdown of our total financial debt included: (i) $402 million in European Investment Bank (“EIB”) loans, (ii) $1,288 million in the senior unsecured convertible bonds, and (iii) $22 million in other long-term loans and loans from other funding programs.

The EIB Loans are comprised of two long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $167 million remained outstanding as of March 31, 2018. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $235 million is outstanding as of March 31, 2018.
In August 2017, we signed a new medium term credit facility with the EIB for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of March 31, 2018, no amount was drawn as part of this new credit facility.
On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, one with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and the other 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche. The senior unsecured convertible bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Assuming the exercise of the Issuer Soft Call at 130% of the Conversion Price after the initial lock-up period, the underlying shares under net shares settlement will be 16.9 million. Net proceeds from the issuance of the bonds of $1,502 million will be used for general corporate purposes, including the early redemption of the $1 billion convertible bonds due 2019 and 2021, completed in the second half of 2017. Upon initial recognition, the proceeds were allocated between debt and equity by determining the fair value of the liability component using an income approach.
Our long-term debt contains standard conditions, but does not impose minimum financial ratios.
Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB-” with positive outlook; Fitch: “BBB-” with positive outlook and Moody’s: “Baa3” with stable outlook.
As of March 31, 2018, debt payments at redemption value by period were as follows:
	Payments Due by Period
	Total	2018	2019	2020	2021	2022	Thereafter
	(In millions)
Long-term debt (including current portion)	$1,924	$119	$118	$118	$62	$754	$753

Financial Outlook: Capital Investment
Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on demand evolution and the healthy backlog for the second part of the year supporting our expectations for strong revenues growth across all our product groups, end market, including smartphones, and regions, we are accelerating our capital spending, aligned to the substantial revenue opportunities we see this year, particularly in the second half. We anticipated a range of approximately $1.0 - $1.1 billion for 2018 and we are currently in the process of revising upside our capital plan for the second half of the year in light of strong demand and evolution of the technology and product mix. Specifically, the Company is investing in 300mm front-end manufacturing and in back-end assembly and test to support technology and product mix flexibility and new products ramp up. The most important of our 2018 capital expenditure projects are expected to be for our front-end facilities: (i) in our 300 mm fab in Crolles, to support mix flexibility on our main high runners technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation, mainly in the area of mixed signal and discrete processes; (iii) qualification and ramp-up of technologies in 200 mm in Singapore, Agrate, Italy, as well as the expansion of facilities and the increase of capacity in our 200 mm fabs in Catania, Italy and Singapore; and (iv) in Agrate, Italy ground breaking of a 300 mm pilot line supporting the next generation of mixed signal products. The most important 2018 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the silicon carbide (SiC) technology, to sustain market demand; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to meet increased demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants. To accelerate increased capacity in 200 mm in Singapore, we are pursuing the progressive integration of the former Numonyx fab for which we signed a deferred acquisition from Micron in 2017.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements from cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.
In support of our R&D activities, we signed the Nano2017 program with the French government, which was approved by the European Union in the second quarter of 2014 and, in our role as Coordinator and Project Leader of Nano2017, we have been allocated an overall funding budget of about €400 million for the period 2013-2017, subject to the conclusion of agreements every year with the public authorities and linked to the achievement of technical parameters and objectives. The Nano2017 contract contains certain covenants which, in the event they are not fulfilled, may affect our ability to access such funding. Additionally, a portion of Nano2017 program is subject to a payback clause (“financial return”), depending on the future cumulated sales for certain products within the scope of the funded program on the period from 2018 to 2023. The financial return corresponds to the payment in 2024 of the original funded amount (€37 million) multiplied by a rate from 0% to 250%, depending on the cumulative amount of future sales. Based on current visibility, we estimate the return rate to reach 108% resulting in a contingent liability of $43 million as of March 31, 2018.
As a result of our exit from the ST-Ericsson joint venture, our exposure is limited to covering 50% of ST-Ericsson’s needs to complete the wind-down, which are estimated to be negligible, based on our current visibility of the ST-Ericsson liquidation balance.
We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debts in line with their maturity dates.
Contractual Obligations, Commercial Commitments and Contingencies
Our contractual obligations, commercial commitments and contingencies are mainly comprised of: operating leases for land, building, plants and equipment, long term purchase commitments for material, equipment and software license, agreement to purchase the Singapore fab from Micron technologies, take or pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long term liabilities
Off-Balance Sheet Arrangements
We had no material off-balance sheet arrangements at March 31, 2018.
Impact of Recently Issued U.S. Accounting Standards
See Note 5 Recent Accounting Announcements to our Consolidated Financial Statements.
Backlog and Customers
During the first quarter of 2018, our booking plus net frames orders decreased compared to the fourth quarter of 2017 mainly impacted by sharp decrease in smartphone applications. As a result of this readjustment, we entered the second quarter 2018 with a backlog for the quarter lower than the level we had when entering in the first quarter 2018. The total backlog for the company however remains quite solid and significantly higher compared to the total backlog we had entering in the second quarter of 2017.  Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.
Disclosure Controls and Procedures
Evaluation
Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of some components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.
The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6-K and Form 20-F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.
Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.
Changes in Internal Control over Financial Reporting
There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Limitations on Effectiveness of Controls
No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.
Other Reviews
We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements
Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:
•	uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	customer demand that differs from projections;
•	the ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•
unanticipated events or circumstances, which may impact our ability to execute the planned reductions in our net operating expenses and/or meet the objectives of our R&D Programs, which benefit from public funding;

•
changes in economic, social, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macro-economic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•
the Brexit vote and the perceptions as to the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. While we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	the loading, product mix, and manufacturing performance of our production facilities;
•
the functionalities and performance of our IT systems, which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•	variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	the impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•	the ability to successfully restructure underperforming business lines and realize cost savings that differ in amount or timing from our estimates;
•
changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	the outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;

•	natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, health risks and epidemics in locations where we, our customers or our suppliers operate;
•	availability and costs of raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•	industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers;
•
the ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations; and

•
theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”).

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information — Risk Factors” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.
Unfavorable changes in the above or other factors listed under “Item 3. Key Information — Risk Factors” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.
UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
	(Unaudited)
	March 31,	April 01,
In million of U.S. dollars except per share amounts	2018	2017

Net sales	2,214	1,818
Other revenues	12	3
Net revenues	2,226	1,821
Cost of sales	(1,338)	(1,135)
Gross profit	888	686
Selling, general and administrative	(265)	(234)
Research and development	(349)	(332)
Other income and expenses, net	16	17
Impairment, restructuring charges and other related closure costs	(21)	(5)
Operating income	269	132
Interest expense, net	(3)	(4)
Other components of pension benefit costs	(3)	(3)
Income before income taxes and noncontrolling interest	263	125
Income tax expense	(22)	(16)
Net income	241	109
Net income attributable to noncontrolling interest	(2)	(1)
Net income attributable to parent company	239	108

Earnings per share (Basic) attributable to parent company stockholders	0.27	0.12
Earnings per share (Diluted) attributable to parent company stockholders	0.26	0.12

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
	(Unaudited)
	March 31,	April 01,
In million of U.S. dollars	2018	2017

Net income	241	109
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	49	24
Foreign currency translation adjustments	49	24
Net unrealized gains arising during the period	(3)	-
Net unrealized gains (losses) on securities	(3)	-
Net unrealized (losses) gains arising during the period	22	14
Less : reclassification adjustment for (income) losses included in net income	(34)	17
Net unrealized gains (losses) on derivatives	(12)	31
Net gains (losses) arising during the period	2	2
Defined benefit pension plans	2	2
Other comprehensive (loss) income, net of tax	36	57
Comprehensive income (loss)	277	166
Less : comprehensive income (loss) attributable to noncontrolling interest	2	1
Comprehensive income (loss) attributable to the company’s stockholders	275	165

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED BALANCE SHEETS

	As at

	March 31,	December 31,
In million of U.S. dollars	2018	2017
	(Unaudited)	(Audited)

Assets
Current assets :
Cash and cash equivalents	1,791	1,759
Short-term deposits	14	-
Marketable securities	429	431
Trade accounts receivable, net	1,042	1,149
Inventories	1,435	1,335
Other current assets	449	425
Total current assets	5,160	5,099
Goodwill	125	123
Other intangible assets, net	205	209
Property, plant and equipment, net	3,371	3,094
Non-current deferred tax assets	632	624
Long-term investments	58	57
Other non-current assets	517	475
	4,908	4,582
Total assets	10,068	9,681

Liabilities and equity
Current liabilities:
Short-term debt	119	118
Trade accounts payable	979	893
Other payables and accrued liabilities	940	897
Dividends payable to stockholders	6	60
Accrued income tax	41	52
Total current liabilities	2,085	2,020

Long-term debt	1,593	1,583
Post-employment benefit obligations	393	385
Long-term deferred tax liabilities	12	11
Other long-term liabilities	216	215
	2,214	2,194
Total liabilities	4,299	4,214

Commitment and contingencies

Equity
Parent company stockholders’ equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,134,420 shares issued, 869,659,631 shares outstanding)	1,157	1,157
Capital surplus	2,743	2,718
Retained earnings	1,212	973
Accumulated other comprehensive income	724	688
Treasury stock	(132)	(132)
Total parent company stockholders’ equity	5,704	5,404
Noncontrolling interest	65	63
Total equity	5,769	5,467

Total liabilities and equity	10,068	9,681

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts					Accumulated
					Other
	Common	Capital	Treasury	Retained	Comprehensive	Noncontrolling	Total
	Stock	Surplus	Stock	Earnings	Income (Loss)	Interest	Equity

Balance as of December 31, 2016 (Audited)	1,157	2,818	(242)	431	371	61	4,596
Repurchase of common stock			(297)				(297)
Issuance of senior unsecured convertible bonds		242					242
Settlement of senior unsecured convertible bonds		(403)	361				(42)
Stock-based compensation expense		61	46	(46)			61
Comprehensive income (loss):
Net income				802		8	810
Other comprehensive income (loss), net of tax					317		317
Comprehensive income (loss)							1,127
Dividends to noncontrolling interest						(6)	(6)
Dividends, $0.40 per share				(214)			(214)
Balance as of December 31, 2017 (Audited)	1,157	2,718	(132)	973	688	63	5,467
Stock-based compensation expense		25					25
Comprehensive income (loss):
Net income				239		2	241
Other comprehensive income (loss), net of tax					36		36
Comprehensive income (loss)							277
Balance as of March 31, 2018	1,157	2,743	(132)	1,212	724	65	5,769

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	(Unaudited)	(Unaudited)
	March 31,	April 01,
In million of U.S. dollars	2018	2017

Cash flows from operating activities:
Net income	241	109
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	185	154
Interest and amortization of issuance costs on convertible bonds	9	5
Non-cash stock-based compensation	25	10
Other non-cash items	(29)	(25)
Deferred income tax	11	(1)
Impairment, restructuring charges and other related closure costs, net of cash payments	2	(4)
Changes in assets and liabilities:
Trade receivables, net	106	(4)
Inventories	(84)	(22)
Trade payables	3	25
Other assets and liabilities, net	(14)	42
Net cash from operating activities	455	289

Cash flows from investing activities:
Payment for purchase of tangible assets	(351)	(220)
Proceeds from sale of tangible assets	-	1
Investment in short-term deposits	(14)	-
Payment for purchase of intangible assets	(9)	(8)
Net cash used in investing activities	(374)	(227)

Cash flows from financing activities:
Dividends paid to stockholders	(54)	(53)
Net cash used in financing activities	(54)	(53)
Effect of changes in exchange rates	5	3
Net cash increase	32	12
Cash and cash equivalents at beginning of the period	1,759	1,629
Cash and cash equivalents at end of the period	1,791	1,641

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.
Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company
STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.
The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.
2.	Fiscal Year
The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.
The Company’s first quarter ended on March 31, 2018, its second quarter will end on June 30, its third quarter will end on September 29 and its fourth quarter will end on December 31.
3.	Basis of Presentation
The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2017, except for the effects of adopting new accounting guidance effective on January 1, 2018, as described in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.
All balances and values in the current and prior periods are in millions of U.S. dollars, except shares and per-share amounts.
The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 1, 2018. However, they include mandatory disclosures newly required by accounting pronouncements effective on January 1, 2018, as further described in Note 5.
4.	Use of Estimates
The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:
•	sales returns and allowances,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired or sold, including intangibles, goodwill, investments and tangible assets,
•
annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events, which could trigger impairment testing on long-lived assets,

•	assessment of other-than-temporary impairment charges on financial assets, including equity-method investments,
•	recognition and measurement of restructuring charges and other related exit costs,
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits, and
•
determination of the income tax expense estimated on the basis of the projected tax amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.
5.	Recent Accounting Pronouncements
Accounting pronouncements effective in 2018
The Company adopted on January 1, 2018 the new guidance on the presentation of net periodic benefit cost in the consolidated statement of income. The guidance requires the service cost component of net periodic benefit cost to be presented in the same income statement line items as other employee compensation costs arising from services rendered during the period, and the other components of the net periodic benefit cost to be presented separately from the line items that include the service cost and outside of any subtotal of operating income. Only the service cost component is eligible for capitalization in assets. The other components of the net periodic benefit cost are presented separately from the line items that include the service cost and outside of any subtotal of operation income. The Company has elected to report those elements below operating income on the line “Other components of pension benefit costs” of the consolidated statement of income. The new guidance was applied retrospectively, except for the limitation on the capitalization in assets, which was applied prospectively. While the adoption of this standard did not impact Revenue, Net income, Earnings per share or Cash flows from operating activities, the following components on the Consolidated Statements of Income for the three months ended April 1, 2017 were impacted:
	Reported	Restated
Cost of sales	(1,136)	(1,135)
Gross profit	685	686
Research and development	(334)	(332)
Operating income	129	132
Other components of pension benefit costs	-	(3)

The Company adopted on January 1, 2018 the converged guidance on revenue from contracts with customers. The new guidance sets forth a single revenue accounting model, which calls for more professional judgment and includes expanded disclosures. Revenue recognition depicts the transfer of promised goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled for these goods and services. Revenue is recognized when (or as) control of the goods and services is transferred to the customer. Even if the revenue recognition guidance is not a five-step model, the following steps can be identified in order to apply the new revenue accounting model: (i) identification of the contracts with customers; (ii) identification of the performance obligations in the contract; (iii) determination of the transaction price; (iv) allocation of the transaction price to performance obligations; and (v) revenue recognition for each performance obligation. Following adoption there was no material impact on the Company’s revenue recognition practices as substantially similar performance conditions exist under the new guidance and past practice.

Prior to adoption of the new guidance, revenue from products sold to customers was recognized when all the following conditions had been met: (a) persuasive evidence of an arrangement existed; (b) delivery had occurred; (c) the selling price was fixed or determinable; and (d) collection was reasonably assured. Revenue recognition usually occured at the time of shipment. Upon adoption of the new guidance on January 1, 2018, arrangements with customers are considered contracts if all the following criteria are met: (a) parties have approved the contract and are committed to perform their respective obligations; (b) each party’s rights regarding the goods or services to be transferred can be identified; (c) payment terms for the goods or services to be transferred can be identified; (d) the contract has commercial substance and (e) collectability of substantially all of the consideration is probable. The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation by transferring control over a product to the customer. As for previous guidance, this usually occurs at the time of shipment. In certain circumstances, the Company may render services to the customer. These services usually correspond to a single performance obligation which is satisfied over a short period of time. The payment terms range between 30 and 90 days.

Consistent with standard business practice in the semiconductor industry, price protection is granted to distribution customers on their existing inventory of the Company’s products to compensate them for declines in market prices. Based on previous guidance, the Company accrued a provision for price protection based on a rolling historical price trend computed on a monthly basis as a percentage of gross distributor sales. This historical price trend represented differences in recent months between the invoiced price and the final price to the distributor, adjusted if required, to accommodate a significant change in the current market price. The short outstanding inventory time period, visibility into the inventory product pricing and long distributor pricing history have enabled the Company to reliably estimate price protection provisions at period-end. The Company recorded the accrued amounts as a deduction of “Net sales” in the consolidated statements of income at the time of the sale. The new accounting guidance has had no impact on this accounting practice.

The Company’s customers occasionally return the Company’s products for technical reasons. The Company’s standard terms and conditions of sale provide that if the Company determines that products do not conform, the Company will repair or replace the non-conforming products, or issue a credit note or rebate of the purchase price. Quality returns are identified shortly after sale in customer quality control testing. Quality returns are usually associated with end-user customers, not with distribution channels. In application of previous revenue recognition guidance, the Company recorded the accrued amounts as a deduction of “Net sales” in the consolidated statements of income, using past history and current conditions to form a reasonable estimate of future returns. The new accounting guidance has had no impact on this accounting practice.

The Company’s insurance policy relating to product liability covers third party physical damages and bodily injury, indirect financial damages as well as immaterial non-consequential damages caused by defective products. Prior to the new revenue recognition guidance, the Company recorded a provision for warranty costs as a charge against “Cost of sales” in the consolidated statements of income, based on historical trends of warranty costs incurred as a percentage of sales, which management had determined to be a reasonable estimate of the probable losses to be incurred for warranty claims in a period. The new accounting guidance has had no impact on this accounting practice. Any potential warranty claims are subject to the Company’s determination that the Company is at fault for damages, and such claims usually must be submitted within a short period of time following the date of sale. This warranty is given in lieu of all other warranties, conditions or terms expressed or implied by statute or common law. The Company’s contractual terms and conditions typically limit its liability to the sales value of the products which gave rise to the claims.
The Company adopted on January 1, 2018 the new guidance on the recognition and measurement of financial instruments. Changes to current practice primarily affect the accounting for investments in equity securities, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. All equity investments in unconsolidated entities other than those accounted for using the equity method of accounting are measured at fair value through earnings (the available-for-sale classification disappears for these financial assets). For equity investments without readily determinable fair values, the cost method is also eliminated. Additionally, when the fair value option has been elected for financial liabilities, changes in fair value due to instrument-specific credit risk will be recognized separately in other comprehensive income. The new guidance on financial liabilities has had no impact for the Company as the fair value option has not been elected on any existing debt. On the $11 million traded equity securities held as available-for-sale financial assets as at December 31, 2017, the Company applied the modified retrospective transition method and reclassified an immaterial amount to Retained Earnings corresponding to the cumulative effect upon adoption of the new guidance as the total amount of changes in fair value previously reported in Accumulated Other Comprehensive Income for these instruments. Concerning equity investments without readily determinable fair values, the Company has elected to apply the measurement alternative permitted by the new guidance consisting of reporting these investments at cost, less impairment, adjusted for subsequent observable price changes, on its cost-method investment portfolio, which amounted to $13 million as at March 31, 2018.

The Company adopted on January 1, 2018 amended guidance on clarifying the cash flow classification of certain topics. The issues addressed are debt prepayment or debt extinguishment costs (Issue 1); settlement of zero-coupon debt instruments (Issue 2); contingent consideration payments made after a business combination (Issue 3); proceeds from the settlement of insurance claims (Issue 4); proceeds from settlement of corporate-owned life insurance (COLI) policies, including bank-owned life insurance (BOLI) policies (Issue 5); distributions received from equity method investments (Issue 6); beneficial interests in securitization transactions (Issue 7) and separately identifiable cash flows and application of the predominance principle (Issue 8). The Company also adopted the new guidance addressing the presentation of restricted cash in the cash flow statement, by requiring that the financial statement explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents, with a mandatory reconciliation of this total to amounts on the balance sheet and disclosure about the nature of the restrictions. The guidance was applied retrospectively and has had no material impact on the Company’s statements of cash flows.

Accounting pronouncements that are not yet effective and have not been adopted by the Company
In February 2016, the FASB issued new guidance on lease accounting. As a lessee, an entity will need to recognize almost all leases on the balance sheet as a right-of-use asset and a lease liability. Additionally, when applying the new guidance, lessees will have to identify leases embedded in a contract. For income statement purposes, the new guidance is still based on a dual model, requiring leases to be classified as either operating or finance leases. Classification criteria are largely similar to current lease accounting guidance, except that the new guidance does not contain explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition guidance. Existing sale-leaseback guidance has been replaced with a new model applicable to both lessees and lessors. The new guidance is effective for public companies for fiscal years beginning after December 15, 2018, including interim periods within those years. The guidance is required to be applied with a modified retrospective approach. The Company will adopt the new guidance when effective and is currently finalizing the inventory of existing leasing contracts and is testing a module to be used for lease accounting.
In June 2016, the FASB issued new guidance on measuring credit losses for financial instruments. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the incurred loss impairment methodology applied in current practice with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit losses estimates. The new guidance is effective for public companies for fiscal years beginning after December 15, 2019, including interim periods within those years. The Company will adopt the new guidance when effective and is currently assessing its impact on its consolidated financial statements.
In January 2017, the FASB simplified the accounting for goodwill impairment by removing step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value. The amended guidance is effective for public companies for annual and interim periods in fiscal years beginning after December 15, 2019, with early application permitted for goodwill impairment tests with measurement dates after January 1, 2017. The Company will adopt the new guidance when effective.
In August 2017, the FASB issued its expected improvements to hedge accounting. The changes to existing guidance are intended to align hedge accounting with companies’ risk management strategies by simplifying the application of hedge accounting and enlarging the scope and results of hedging programs. The amendments to the existing guidance include designation of hedged items, effectiveness measurement, presentation and disclosure. The amended guidance is effective for public companies for fiscal years beginning after December 15, 2018, with early application permitted in any interim period after issuance of the amended guidance. The Company is currently assessing the impact the improvements to hedge accounting may have on its consolidated financial statements.

6.	Revenues
6.1	Nature of goods and services
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which include the production and sale of both silicon chips and Smartcards.
The following is a description of principal activities – separated by reportable segments – from which the Company generates its revenue. For more detailed information about reportable segments, see Note 28.
•
Automotive and Discrete Group (ADG) is comprised of dedicated automotive ICs (both digital and analog and covering all key application areas in the car), and discrete and power transistor products for all market segments (including both power products and protection devices serving mainly Industrial, Power Management, Telecom, Computer & Peripherals as well as automotive applications).

•
Analog, MEMS and Sensors Group (AMS) is comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators and Imaging Product Division (including the sensors and modules from our Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG) is comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.
Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.
While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions, which require judgment. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.
6.2	Revenue recognition and disaggregation
The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected lengths of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.
The payment terms range between 30 and 90 days.

The following tables present the Company’s consolidated net revenues disaggregated by product group, geographical region of shipment and nature.
	Three months ended
	March 31, 2018	April 1, 2017

Net revenues by product group
Automotive and Discrete Group (ADG)	817	708
Analog, MEMS and Sensors Group (AMS)	655	518
Microcontrollers and Digital ICs Group (MDG)	750	593
Others	4	2
Total revenues	2,226	1,821

Net revenues by geographical region of shipment(1)
EMEA	613	501
America	293	260
Asia Pacific	1,320	1,060
Total revenues	2,226	1,821

Net revenues by nature
Revenues from sale of products	2,183	1,777
Revenues from sale of services	31	41
Other revenues	12	3
Total revenues	2,226	1,821
(1)
Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

6.3	Practical Expedients and Exemptions
We do not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which we recognize revenue at the amount to which we have the right to invoice for services performed.
7.	Other Income and Expenses, Net
Other income and expenses, net consisted of the following:

	Three months ended
	March 31, 2018	April 1, 2017
Research and development funding	11	16
Phase-out and start-up costs	-	-
Exchange gains, net	2	1
Patent costs, net of reversal of unused provisions	(3)	-
Gain on sale of businesses and non-current assets	6	1
Other, net	-	(1)
Total	16	17

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.
Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.
Exchange gains and losses, net represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 26.
Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.
Gain on sale of businesses and non-current assets for the first quarter 2018 was related to the sale of one of our non-strategic cost-method investments.
8.	Impairment, Restructuring Charges and Other Related Closure Costs
Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2018 are summarized as follows:
	Three months ended on March 31, 2018
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(21)	-	(21)
Total	-	(21)	-	(21)

Impairment, restructuring charges and other related closure costs incurred in the first quarter of 2017 are summarized as follows:
	Three months ended on April 1, 2017
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	-	(8)	-	(8)
EPS restructuring plan	-	5	-	5
Other restructuring initiatives	-	(2)	-	(2)
Total	-	(5)	-	(5)

Impairment charges
No significant impairment charges were incurred in the first quarters of 2018 and 2017.

Restructuring charges and other related closure costs
Provisions for restructuring charges and other related closure costs as at March 31, 2018 are summarized as follows:
	Set-top Box restructuring plan	$600-650 million net opex plan	EPS restructuring plan	Other restructuring initiatives	Total
Provision as at December 31, 2017	39	7	3	3	52
Charges incurred in 2018	21	-	-	-	21
Amounts paid	(9)	(6)	(1)	(3)	(19)
Currency translation effect	1	-	-	-	1
Provision as at March 31, 2018	52	1	2	-	55
•	$600-650 million net opex plan
In 2013, the Company committed to restructuring actions to reduce operating expenses, net of R&D grants to the level of $600 to $650 million on a quarterly basis. In the first quarter of 2018, the Company paid $6 million for the settlement of an existing unused lease arrangement in one of its locations in Europe.
•	EPS restructuring plan
In 2014, the Company committed to a plan affecting around 450 employees worldwide and targeting savings in the former Embedded Processing Solutions business.
•	Set-top Box restructuring plan
In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review that may affect approximately 1,400 employees worldwide, which includes about 430 in France through a voluntary departure plan, about 670 in Asia and about 120 in the United States of America. The Company recorded in the first quarter of 2018 $21 million of restructuring charges for this plan relating to employee termination benefits, primarily for voluntary terminations in France where the voluntary leave plan was completed.
•	Other restructuring initiatives
In 2017, the Company announced a restructuring plan affecting approximately 300 employees through voluntary leaves in one of its back-end operations. The $3 million employee termination benefits payable as at December 31, 2017 were fully paid during the first quarter of 2018. The plan is fully completed.

Total impairment, restructuring charges and other related closure costs
The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Restructuring charges, totaling $138 million, were incurred as of March 31, 2018. The plan was subsentially completed in 2018.
The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete the restructuring plan, the number of employees involved, the final agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

9.	Interest expense, Net
Interest expense, net consisted of the following:
	Three months ended
	March 31, 2018	April 1, 2017
Income	10	6
Expense	(13)	(10)
Total	(3)	(4)
Interest income is related to the cash and cash equivalents held by the Company. Interest expense recorded in the first quarter of 2018 included a $9 million charge on the senior unsecured convertible bonds issued on July 3, 2017, that was, mainly, a non-cash interest expense resulting from the accretion of the discount on the liability component. Net interest includes also charges related to the banking fees and the sale of trade and other receivables.
10.	Income Taxes
Income tax expense is as follows:

	Three months ended
	March 31, 2018	April 1, 2017
Income tax expense	(22)	(16)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected 2017 and 2018 income tax expense on an interim basis.  During the first quarter of 2018, we registered an income tax expense of $22 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first quarter of 2018 consolidated result before taxes. In addition, our income tax included the estimated impact of provisions related to potential tax positions which have been considered uncertain.
At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authority. All unrecognized tax benefits affect the effective tax rate, if recognized.
The U.S. Tax Cuts and Jobs Act (the Tax Act) enacted on December 22, 2017, introduced significant changes to U.S. income tax law. Effective 2018, the Tax Act reduced the U.S. statutory tax rate from 35% to 21% and created new taxes on certain foreign-sourced earnings and certain intercompany payments. Due to the timing of the enactment and the complexity involved in applying the provisions of the Tax Act, we made reasonable estimates of the effects and recorded provisional amounts in our financial statements as of December 31, 2017. This resulted in an additional tax expense in 2017 of $46 million. As we collect and prepare necessary data, and interpret the Tax Act and any additional guidance issued by the U.S. Treasury Department, the Internal Revenue Service (IRS), and other standard-setting bodies, we may adjust the provisional amounts. Those adjustments may materially affect our provision for income taxes and effective tax rate in the period in which the adjustments are made. The adjustments made in the first quarter of 2018 were not significant. The accounting for the tax effects of the Tax Act will be completed later in 2018.

11.	Earnings per share
Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three months ended
	March 31, 2018	April 1, 2017

Basic EPS

Net income attributable to parent company	239	108

Weighted average shares outstanding	896,612,467	883,492,726

Basic EPS	0.27	0.12

Diluted EPS
Net income attributable to parent company	239	108
Convertible debt interest, net of tax	-	6
Net income adjusted attributable to parent company	239	114

Weighted average shares outstanding	896,612,467	883,492,726
Dilutive effect of stock awards	9,578,444	8,201,305
Dilutive effect of convertible bonds	8,528,737	82,205,684
Number of shares used in calculating diluted EPS	914,719,648	973,899,715

Diluted EPS	0.26	0.12

12.	Accumulated Other Comprehensive Income (“AOCI”)
The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the three months ended March 31, 2018:
	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available-For-Sale Debt Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2017	45	-	(166)	768	647
Cumulative tax impact	-	-	41	-	41
December 31, 2017, net of tax	45	-	(125)	768	688
OCI before reclassifications	22	(3)	-	49	68
Amounts reclassified from AOCI	(34)	-	2	-	(32)

OCI for the quarter ended March 31, 2018	(12)	(3)	2	49	36
Cumulative tax impact	-	-	-	-	-
OCI for the quarter ended March 31, 2018, net of tax	(12)	(3)	2	49	36
March 31, 2018	33	(3)	(164)	817	683
Cumulative tax impact	-	-	41	-	41
March 31, 2018, net of tax	33	(3)	(123)	817	724

Items reclassified out of Accumulated Other Comprehensive Income for period ended March 31, 2018 are listed in the table below:
Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	22	Cost of sales
Foreign exchange derivative contracts	2	Selling, general and administrative
Foreign exchange derivative contracts	10	Research and development
	-	Income tax benefit (expense)
	34	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(1)	Research and development (1)
Amortization of actuarial gains (losses)	(1)	Selling, general and administrative (1)
	-	Income tax benefit (expense)
	(2)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	32	Net of tax
(1)	These items are included in the computation of net periodic pension cost, as described in Note 22.

13.	Marketable Securities
Changes in the value of marketable securities, as reported in current assets on the consolidated balance sheets as at March 31, 2018 and December 31, 2017 are detailed in the table below:
	December 31, 2017	Purchase	Sale / Settlement	Change in fair value included in OCI* for available-for-sale marketable securities	Change in fair value recognized in earnings	Foreign exchange result through OCI*	March 31, 2018
U.S. Treasury debt securities	431	-	-	(2)	-	-	429
Total	431	-	-	(2)	-	-	429
*Other Comprehensive Income

As at March 31, 2018, the Company held $429 million of U.S. Treasury debt securities, of which $99 million were U.S. Treasury Bills, which were acquired in 2017 and transferred to a financial institution with high credit quality as part of a short-term securities lending transaction. The transaction was concluded in compliance with the Company’s policy to optimize the return on its short-term interest rate investments, always placed with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on this unsecured securities lending transaction. The Company retains effective control on the transferred securities.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively, with a weighted average maturity of 1.6 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at March 31, 2018, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at March 31, 2018. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement.  The aggregated amortized cost basis of these securities totaled $432 million as at March 31, 2018.
14.	Trade Accounts Receivable, Net
Trade accounts receivable, net consisted of the following:

	As at March 31, 2018	As at December 31, 2017
Trade accounts receivable	1,056	1,164
Allowance for doubtful accounts	(14)	(15)
Total	1,042	1,149
The Company enters from time to time into factoring transactions to accelerate the realization in cash of some trade accounts receivable. As at March 31, 2018 and December 31, 2017, there were no trade accounts receivable sold without recourse.
15.	Inventories
Inventories are stated at the lower of cost and net realizable value. Cost is based on the weighted average cost by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company’s manufacturing performance. In the case of underutilization of manufacturing facilities, the costs associated with the unused capacity are not included in the valuation of inventories but charged directly to cost of sales. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation.

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.
Inventories, net of reserve, consisted of the following:
	As at March 31, 2018	As at December 31, 2017
Raw materials	141	125
Work-in-process	877	787
Finished products	417	423
Total	1,435	1,335
16.	Goodwill
Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:
	Automotive and Discrete Group (ADG)	Microcontrollers and Digital ICs Group (MDG)	Analog, MEMS & Sensors Group (AMS)	Others	Total
December 31, 2017	-	121	2	-	123
Foreign currency translation	-	2	-	-	2
March 31, 2018	-	123	2	-	125
17.	Other intangible assets
Other intangible assets consisted of the following:
March 31, 2018	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	674	(576)	98
Contractual customer relationships	5	(5)	-
Purchased & internally developed software	447	(391)	56
Construction in progress	51	-	51
Other intangible assets	65	(65)	-
Total	1,242	(1,037)	205

December 31, 2017	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licences	668	(566)	102
Contractual customer relationships	5	(5)	-
Purchased & internally developed software	440	(383)	57
Construction in progress	50	-	50
Other intangible assets	65	(65)	-
Total	1,228	(1,019)	209

The line “Construction in progress” in the table above includes internally developed software under construction and software not ready for use.
Amortization expense was $15 million for both the first quarters 2018 and 2017.
The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:
Year
Remainder of 2018	59
2019	63
2020	45
2021	24
2022	11
Thereafter	3
Total	205
18.	Property, plant and equipment
Property, plant and equipment consisted of the following:

March 31, 2018	Gross Cost	Accumulated Depreciation	Net Cost

Land	83	-	83
Buildings	907	(494)	413
Facilities & leasehold improvements	3,157	(2,853)	304
Machinery and equipment	15,013	(12,852)	2,161
Computer and R&D equipment	403	(357)	46
Other tangible assets	119	(101)	18
Construction in progress	346	-	346
Total	20,028	(16,657)	3,371

December 31, 2017	Gross Cost	Accumulated Depreciation	Net Cost

Land	81	-	81
Buildings	891	(479)	412
Facilities & leasehold improvements	3,074	(2,782)	292
Machinery and equipment	14,529	(12,569)	1,960
Computer and R&D equipment	397	(351)	46
Other tangible assets	118	(99)	19
Construction in progress	284	-	284
Total	19,374	(16,280)	3,094

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

Facilities & leasehold improvements, machinery and equipment and other tangible assets include assets acquired under capital lease. The net cost of assets under capital lease was less than $1 million both at March 31, 2018 and December 31, 2017.

The depreciation charge, which includes amortization for capital leases, was $170 million and $139 million for the first quarter of 2018 and 2017, respectively.
19.	Long-Term Investments
Long-Term Investments consisted of the following:
	March 31, 2018	December 31, 2017
Equity-method investments	45	45
Cost-method investments	13	12
Total	58	57
Equity-method investments
Equity-method investments as at March 31, 2018 and December 31, 2017 were as follows:
	March 31, 2018		December 31, 2017
	Carrying value	Ownership percentage	Carrying value	Ownership percentage
ST-Ericsson SA, in liquidation	45	50.0%	45	50.0%
Total	45		45
ST-Ericsson SA, in liquidation
On February 3, 2009, the Company announced the closing of a transaction to combine the businesses of Ericsson Mobile Platforms and ST-NXP Wireless into a new venture, named ST-Ericsson. As part of the transaction, the Company received an interest in ST-Ericsson Holding AG in which the Company owned 50% plus a controlling share. In 2010, ST-Ericsson Holding AG was merged in ST-Ericsson SA.
The Company evaluated that ST-Ericsson SA was a variable interest entity (VIE). The Company determined that it controlled ST-Ericsson SA and therefore consolidated ST-Ericsson SA.
On September 9, 2013, the Company sold 1 ST-Ericsson SA share to Ericsson for its nominal value changing the ownership structure of ST-Ericsson SA to bring both partners to an equal ownership proportion. As a result and in combination with the new shareholder agreement, the Company lost the control of ST-Ericsson SA and as such ST-Ericsson SA was deconsolidated from the Company’s financial statements. The deconsolidation of ST-Ericsson SA did not result in a gain or loss for the Company. The fair value of the Company’s retained noncontrolling interest was evaluated at $55 million. In addition, the Company and its partner signed funding commitment letters, capped at $149 million for each partner, to the residual joint wind-down operations to ensure solvency. These were not drawn as of March 31, 2018.
Before the deconsolidation of ST-Ericsson SA, certain assets and companies of the ST-Ericsson SA group of companies were transferred to both partners for their net book value which was representative of their fair value. The transactions did not result in cash exchange between the partners. ST-Ericsson SA entered into liquidation on April 15, 2014.

Cost-method investments
Cost-method investments as at March 31, 2018 are equity securities with no readily determinable fair value. As described in Note 9, the Company sold in the first quarter of 2018 its stake in one of its non-strategic investments measured at cost, which was fully impaired at the time of the sale. Upon the adoption on January 1, 2018 of the new guidance on the recognition and measurement of investments in equity securities, the Company elected the measurement alternative permitted by the new guidance on investments with no readily determinable fair value. No adjustments or impairment losses due to observable price changes were reported on these investments during the first quarter of 2018.
Cost-method investments mainly include the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to loss as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first three months of 2018 and currently has no requirement or intent to provide further financial support to the joint venture.
20.	Other Non-current Assets
Other non-current assets consisted of the following:

	As at March 31, 2018	As at December 31, 2017
Equity securities	19	20
Long-term State receivables	460	417
Long-term receivables from third parties	1	1
Prepaid for pension	-	1
Deposits and other non-current assets	37	36
Total	517	475
Following the adoption on January 1, 2018 of the new guidance on the recognition and measurement of financial investments, equity securities previously held as available-for-sale instruments, which totaled $11 million as at December 31, 2017, are measured at fair value through earnings. The Company applied upon adoption the modified retrospective transition method and reclassified an immaterial amount to Retained Earnings corresponding to the cumulative effect upon adoption of the new guidance as the total amount of changes in fair value previously reported in Accumulated Other Comprehensive Income for these instruments. No significant amount of unrealized gains and losses was reported on these instruments during the first quarter of 2018.
Long-term State receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refunds correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

21.	Long-term debt
Long-term debt consisted of the following:

	March 31, 2018	December 31, 2017

Funding program loans from European Investment Bank:
2.94% due 2020, floating interest rate at Libor + 1.199%	38	38
3.08% due 2020, floating interest rate at Libor + 1.056%	83	83
0.59% due 2020, floating interest rate at Euribor + 0.917%	46	45
2.09% due 2021, floating interest rate at Libor + 0.525%	120	120
2.22% due 2021, floating interest rate at Libor + 0.572%	115	115
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2022 (Tranche A)	667	662
0.25% due 2024 (Tranche B)	621	616
Other funding program loans:
0.31% (weighted average), due 2018-2023, fixed interest rate	21	20
Other long-term loans:
0.41% (weighted average), due 2018, fixed interest rate	-	1
0.87% (weighted average), due 2020, fixed interest rate	1	1
Total long-term debt	1,712	1,701
Less current portion	(119)	(118)
Total long-term debt, less current portion	1,593	1,583

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments. Unamortized debt discount and issuance costs on the newly issued convertible debt totaled $212 million as at March 31, 2018. As at March 31, 2018, the Company stock price exceeded the conversion price of the new convertible bonds. This excess corresponds to 5.7 million shares or $128 million.
In August 2017, the Company signed a new medium term credit facility with the the European Investment Bank (“EIB”) for a total of €500 million in relation to R&D and capital expenditure investments in the European Union for the years 2017 and 2018. The medium term line is available for drawings in Euro and in U.S. dollars until the first quarter of 2019 and has terms and conditions determined at drawdown. As of March 31, 2018, no amount was drawn as part of this new credit facility.

22.	Post Employment and Other Long-term Employee Benefits
The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the company immediately as of March 31, 2018, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.
The components of the net periodic benefit cost included the following:
	Pension Benefits
	Three months ended
	March 31, 2018	April 1, 2017
Service cost	(7)	(7)
Interest cost	(6)	(6)
Expected return on plan assets	5	5
Amortization of actuarial net (loss) gain	(2)	(2)
Net periodic benefit cost (1)	(10)	(10)

(1) With the Company’s adoption of the new guidance on the presentation of net periodic benefit cost in the Consolidated Statement of Income, $3 million, representing all defined benefit plan expense components other than service cost in the first quarter of each 2018 and 2017, were recognized outside of Operating income in “Other components of pension benefit costs” in our Consolidated Statements of Income. Service cost was recognized within Operating income. Comparative numbers were restated accordingly. As a practical expedient, the Company used the amounts disclosed in its pension and other postretirement benefit plan note for the prior comparative periods as the estimation basis for applying the retrospective presentation requirements. See Note 5 for additional information.
	Other long-term benefits
	Three months ended
	March 31, 2018	April 1, 2017
Service cost	(1)	(1)
Interest cost	-	-
Net periodic benefit cost	(1)	(1)

Employer contributions paid and expected to be paid in 2018 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2017.
23.	Dividends
The Annual General Meeting of Shareholders held on June 20, 2017 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2017 and first quarter of 2018. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment, $53 million corresponding to the third installment and $47 million corresponding to the fourth installment were paid as of March 31, 2018. The amount of $6 million presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of  March 31, 2018 corresponds to the remaining portion of the fourth installment to be paid in the second quarter of 2018.

The Annual General Meeting of Shareholders held on May 25, 2016 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2016 and first quarter of 2017. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $47 million corresponding to the third installment were paid as of December 31, 2016. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first half of 2017.
24.	Treasury Stock
The treasury shares have been designated for allocation under the Company’s share based remuneration programs of unvested shares. Through March 31, 2018, 40,243,616 of these treasury shares were transferred to employees under the Company’s share based remuneration programs, of which 45,345 were transferred in the first quarter of 2018.
As of March 31, 2018, the Company held 14,474,789 treasury shares.
25.	Contingencies, Claims and Legal proceedings
The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on the products of the Company, breach of contract claims, claims for unauthorized use of third-party intellectual property, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and when the amount of loss can be reasonably estimated. The Company regularly reevaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.
The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.
The Company is otherwise also involved in various lawsuits, claims, investigations and proceedings incidental to its business and operations.
The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.
As of March 31, 2018, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

26.	Derivative Instruments and Hedging Activities
The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.
 Foreign currency exchange risk
Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company’s subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.
Derivative Instruments Not Designated as a Hedge
The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.
Cash Flow Hedge
To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.
These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The gain or loss from the effective portion of the hedge is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction. When a designated hedging instrument is either terminated early or an improbable or ineffective portion of the hedge is identified, or when it is probable that the forecasted transaction will not occur by the end of the originally specified time period, the cumulative gain or loss that was reported in “Accumulated other comprehensive income (loss)” is recognized immediately in earnings.
The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at March 31, 2018, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:
In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	224	358
Currency collars	215	313

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs

Forward contracts	-	131
 Cash flow and fair value interest rate risk
The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and the majority of the Company’s liquidity is invested in floating interest rate instruments. As a consequence the Company is exposed to interest rate risk due to potential mismatch between the return on its short term floating interest rate investments and the portion of its long term debt issued at fixed rate.
Other market risk
As part of its ongoing investing activities, the Company might be exposed to equity security price risk. Therefore our procedures allow the Company to enter into certain hedging transactions.
For a complete description of exposure to market risks, including credit risk, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017.
Information on fair value of derivative instruments and their location in the consolidated balance sheets as at March 31, 2018 and December 31, 2017 is presented in the table below:

	As at March 31, 2018		As at December 31, 2017
Asset Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:

Foreign exchange forward contracts	Other current assets	19	Other current assets	24

Currency collars	Other current assets	13	Other current assets	13
Total derivatives designated as a hedge:		32		37
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	2	Other current assets	4
Total derivatives not designated as a hedge:		2		4
Total Derivatives		34		41

	As at March 31, 2018		As at December 31, 2017
Liability Derivatives	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(2)	Other payables and accrued liabilities	-
Currency collars	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	-
Total derivatives designated as a hedge:		(3)		-
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	Other payables and accrued liabilities	(1)
Total derivatives not designated as a hedge:		(1)		(1)
Total Derivatives		(4)		(1)
The effect on the consolidated statements of income for the three months ended March 31, 2018 and April 1, 2017, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at March 31, 2018 and December 31, 2017 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	March 31, 2018	December 31, 2017		March 31, 2018	April 1, 2017
Foreign exchange forward contracts	14	18	Cost of sales	14	(9)
Foreign exchange forward contracts	1	2	Selling, general and administrative	2	(1)
Foreign exchange forward contracts	5	7	Research and development	6	(3)
Currency collars	8	12	Cost of sales	8	(2)
Currency collars	1	1	Selling, general and administrative	1
Currency collars	4	5	Research and development	3	(2)
Total	33	45		34	(17)
A total $33 million gain deferred as at March 31, 2018 in AOCI is expected to be reclassified to earnings within the next twelve months.
No ineffective portion of the cash flow hedge relationships was recorded in earnings in the first quarter of 2018 and 2017. No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars.
The effect on the consolidated statements of income for the three months ended March 31, 2018 and April 1, 2017 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		March 31, 2018	April 1, 2017
Foreign exchange forward contracts	Other income and expenses, net	4	3

Total		4	3

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.
The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $13 million (composed of $14 million assets and $1 million liabilities) as at March 31, 2018. The fair value of these collars represented also liabilities for a net amount of $1 million (composed of $1 million assets and $2 million liabilities) as at March 31, 2018. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements, which are not offset in the statement of financial position, and representing total assets of $21 million and total liabilities of $3 million as at March 31, 2018.
27.	Fair Value Measurements
The table below details financial assets (liabilities) measured at fair value on a recurring basis as at March 31, 2018:

		Fair Value Measurements using
	March 31, 2018	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	429	429	-	-
Equity securities measured at fair value through earnings	19	-	19	-
Derivative instruments designated as cash flow hedge	32	-	32	-
Derivative instruments not designated as cash flow hedge	2	-	2	-
Derivative instruments designated as cash flow hedge	(3)	-	(3)	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	466	429	49	(12)

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2017:

		Fair Value Measurements using
	December 31, 2017	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	431	431	-	-
Equity securities classified as available-for-sale	11	11	-	-
Equity securities classified as held-for-trading	9	9	-	-
Derivative instruments designated as cash flow hedge	37	-	37	-
Derivative instruments not designated as cash flow hedge	4	-	4	-
Derivative instruments not designated as cash flow hedge	(1)	-	(1)	-
Contingent consideration on business combinations	(12)	-	-	(12)
Total	479	451	40	(12)

For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2018 and March 31, 2018 is presented as follows:
Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2018	(12)
Revaluation of contingent consideration on business combination	-
March 31, 2018	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

No asset (liability) was measured at fair value on a non-recuring basis using significant unobservable inputs (Level 3) as at March 31, 2018.
For assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2017 and April 1, 2017 is presented as follows:
Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2017	(12)
Revaluation of contingent consideration on business combination	-
April 1, 2017	(12)

Amount of total losses for the period included in earnings attributable to assets still held at the reporting date	-

The following table includes additional fair value information on other financial assets and liabilities as at March 31, 2018 and December 31, 2017:
		As at March 31, 2018		As at December 31, 2017
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

Cash equivalents (1)	1	1,350	1,350	1,303	1,303
Long-term debt
- Bank loans (including current portion)	2	424	424	423	423
- Senior unsecured convertible bonds (2)	1	1,288	1,859	1,278	1,860

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)
The carrying amount of the senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $242 million was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds. The initial recognition of the convertible bonds is further described in Note 21, Long-term Debt

The table below details securities that were in an unrealized loss position as at March 31, 2018. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at March 31, 2018.
	March 31, 2018
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	332	(3)	-	-	332	(3)
Total	332	(3)	-	-	332	(3)

The table below details securities that were in an unrealized loss position as at December 31, 2017. The securities are segregated by investment type and length of time that the individual securities have been in a continuous unrealized position as at December 31, 2017.
	December 31, 2017
	Less than 12 months		More than 12 months		Total
Description	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses	Fair Values	Unrealized Losses
U.S. Treasury Bonds	332	(1)	-	-	332	(1)
Total	332	(1)	-	-	332	(1)

The methodologies used to estimate fair value are as follows:
Foreign exchange forward contracts, currency options and collars
The fair value of these instruments is estimated based upon quoted market prices for similar instruments.
Marketable securities
The fair value of these instruments is estimated based upon quoted market prices for identical instruments.
Equity securities measured at fair value through earnings
The fair value of these instruments is estimated based upon quoted market prices for the identical instruments.
Equity securities carried at cost
The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third party financing or upon liquidation.

Long-term debt and current portion of long-term debt
The fair value of bank loans was determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company’s incremental borrowing rates for similar types of borrowing arrangements.
The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017. The fair value of these instruments is the observable price of the bonds on that market.
Cash and cash equivalents, accounts receivable, short-term borrowings, and accounts payable
The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.
28.	Segment Reporting
The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.
The Company’s reportable segments are as follows:
•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.
•
Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and Consumer markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid and all MEMS products for sensors or actuators, as well as the Imaging Products division (including the sensors and modules from our Time-of-Flight technology).

•
Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

Commencing in the fourth quarter of 2017, we transferred the Imaging Product Division, previously reported in Others, into the Analog and MEMS Group (AMG) to create the new organization Analog, MEMS and Sensors Group (AMS). Additionally, effective January 1, 2018, the Subsystems business unit was transferred from Others to AMS. Prior periods have been restated accordingly.
“Others” includes items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.
For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, including impairment, restructuring charges and other related closure costs, unused capacity charges, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to our segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.
The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.
Net revenues by reportable segment:
	Three months ended
	March 31, 2018	April 1, 2017
Automotive and Discrete Group (ADG)	817	708
Analog, MEMS and Sensors Group (AMS)	655	518
Microcontrollers and Digital ICs Group (MDG)	750	593
Total net revenues of product segments	2,222	1,819
Others	4	2
Total consolidated net revenues(1)	2,226	1,821

Operating income by reportable segment:
	Three months ended
	March 31, 2018	April 1, 2017
Automotive and Discrete Group (ADG)	90	39
Analog, MEMS and Sensors Group (AMS)	64	39
Microcontrollers and Digital ICs Group (MDG)	146	61
Total operating income of product segments	300	139
Others(3)	(31)	(7)
Total consolidated operating income(1) (2)	269	132

(1)	Effective January 1, 2018, the Subsystems business unit was transferred from Others to Analog, MEMS and Sensors Group (AMS). Prior periods have been restated accordingly.
(2)	Certain amounts in the prior periods have been adjusted to reflect the January 1, 2018 adoption of ASU 2017-07 related to the reclassification of certain pension costs.
(3)
Operating results of “Others” include items such as unused capacity charges, impairment & restructuring charges and other related closure costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as assembly services and other revenue.

Reconciliation of operating income of segments to the total operating income:

	Three months ended
	March 31, 2018	April 1, 2017
Total operating income of segments	300	139
Impairment, restructuring charges and other related closure costs	(21)	(5)
Unallocated manufacturing results	2	1
Strategic and other research and development programs and other non-allocated provisions(1)	(12)	(3)
Total operating loss Others	(31)	(7)
Total consolidated operating income	269	132

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: May 4, 2018	By:	/s/ Carlo Bozotti

	Name:	Carlo Bozotti
	Title:	President and Chief Executive Officer and Sole Member of our Managing Board